EXHIBIT C


	STOCK PURCHASE AGREEMENT
	(RMMI)



	among:


	QUANTUM CORPORATION,
	a Delaware corporation;


	DIGITAL EQUIPMENT CORPORATION,
	a Massachusetts corporation;

and

	ROCKY MOUNTAIN MAGNETICS, INC.,
	a Delaware corporation


	Dated as of July 18, 1994



	STOCK PURCHASE AGREEMENT



	THIS STOCK PURCHASE AGREEMENT is entered into as of July 18, 1994, by and among QUANTUM CORPORATION, a Delaware corporation having its principal place of business a 500 McCarthy Boulevard, Milpitas, California 95035 ("Purchaser"), ROCKY MOUNTAIN MAGNETICS, INC., a Delaware corporation having its principal place of business at 2270 South 88th Street, Louisville, Colorado 80028 ("RMMI"), and DIGITAL EQUIPMENT CORPORATION, a Massachusetts corporation having its principal place of business at 146 Main Street, Maynard, Massachusetts 01754 ("Selling Stockholder").


	RECITALS

	(A)	Selling Stockholder owns 810 shares of the common stock
of RMMI (the "Shares"), which constitute eighty-one percent (81%) of the outstanding capital stock of RMMI.

	(B)	Selling Stockholder wishes to sell all of the Shares to
Purchaser on the terms set forth in this Agreement as one of a number of transactions relating to the sale of its disk drive business to Purchaser. The sale of the disk drive business is occurring pursuant to the Stock and Asset Purchase Agreement of even date herewith by and among Purchaser, Selling Stockholder and Quantum Peripherals (Europe), S.A. (the "Acquisition
Agreement").

	(C)	The remaining 190 shares of outstanding RMMI Common
Stock are owned by Storage Technology Corporation, a Delaware corporation ("StorageTek"). Under a Stockholders' Agreement dated August 19, 1992 by and among StorageTek, RMMI and Selling Stockholder (the "Stockholders' Agreement"), StorageTek has a right of first refusal to purchase the Shares at the price and on the terms set forth herein. Promptly following execution of this Agreement, Selling Stockholder will submit this transaction to StorageTek to comply with the requirements of the Stockholders' Agreement.

	(D)	If the Closing hereunder occurs, the parties intend for
Selling Stockholder to assign to Purchaser, and Purchaser to assume, the rights and obligations of Selling Stockholder under the Stockholders' Agreement, as well as certain other agreements specified below in Section 5.

	(E)	Certain defined terms used in this Agreement are
defined in Exhibit A attached hereto.



	AGREEMENT

		Purchaser, RMMI and Selling Stockholder, intending to be legally bound, agree as follows:

SECTION 1.	SALE AND PURCHASE OF SHARES.

	1.1	Sale And Purchase Of Shares.  At the Closing, Selling
Stockholder shall sell, assign, transfer and deliver all of the Shares to Purchaser and Purchaser shall purchase the Shares from Selling Stockholder, on the terms and subject to the conditions set forth in this Agreement.

	1.2	Purchase Price; Deposit.  The purchase price for the
Shares shall be $100,000,000 in cash (the "Purchase Price"). Promptly upon execution of this Agreement, Purchaser shall deliver to Selling Stockholder a bank or certified check in the amount of $25,000,000, representing a prepayment of a portion of the Purchase Price (together with accrued interest thereon, the "Deposit"). The Deposit shall be held by the Selling Stockholder in an interest bearing account. The Deposit shall be applied toward the Purchase Price at Closing, provided that the Deposit shall be returned to Purchaser upon the earlier of (i) the termination of this Agreement in accordance with Section 8.14 and
(ii) delivery by StorageTek to Selling Stockholder of a Purchase Notice (as defined in the Stockholders' Agreement).

	1.3	Closing.

		(a)	The closing of the sale of the Shares to Purchaser
(the "Closing") shall take place at the offices of Testa, Hurwitz
& Thibeault in Boston, Massachusetts concurrent with the closing under the Acquisition Agreement.

		(b)	At the Closing:

			(i)	Selling Stockholder shall deliver to
Purchaser the stock certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) and Purchaser shall pay the Purchase Price, less the Deposit, to Selling Stockholder, in immediately available funds by wire transfer to an account of Selling Stockholder with a bank in Boston, Massachusetts designated by Selling Stockholder by notice to Purchaser no later than two business days prior to the Closing;

			(ii)	Selling Stockholder shall execute and deliver
to Purchaser and RMMI a certificate (the "Closing Certificate") setting forth Selling Stockholder's representations and warranties that (A) except as expressly set forth in the Closing
Certificate, each of the representations and warranties made by RMMI and Selling Stockholder in this Agreement is accurate in all material respects as of the Closing Date as if made on the Closing Date, (B) each of the covenants and obligations that RMMI and Selling Stockholder are required to have complied with or performed pursuant to this Agreement at or prior to the Closing has been duly complied with and performed in all material respects, and (C) the closing condition specified in Section
6.1(a)(ii) below has been satisfied; and

			(iii)	the parties shall enter into an assumption
and assignment agreement as contemplated in Section 5 below.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF RMMI AND
		SELLING STOCKHOLDER.

	RMMI and Selling Stockholder jointly and severally represent and warrant, to and for the benefit of Purchaser, as follows:

	2.1	Certificate Of Incorporation And Bylaws; Records.

		(a)	RMMI has delivered to Purchaser, or will have
delivered to Purchaser prior to the Closing Date, accurate and complete copies of:

			(i)	the stock records of RMMI; and

			(ii)	the minutes and other records of the meetings
and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of RMMI, the board of directors of RMMI and all committees of the board of directors of RMMI.

There have been no meetings or other proceedings of the stockholders of RMMI, the board of directors of RMMI or any committee of the board of directors of RMMI that are not fully reflected in such minutes or other records.

		(b)	There has not been any violation of any of the
provisions of RMMI's certificate of incorporation or bylaws or of any resolution adopted by RMMI's stockholders, RMMI's board of directors or any committee of RMMI's board of directors; and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute or result directly or indirectly in such a violation.

		(c)	The books of account, stock records, minute books
and other records of RMMI are accurate, up-to-date and complete, and have been maintained in accordance with sound and prudent business practices. All of the records of RMMI are in the actual possession and direct control of RMMI or Selling Shareholder.

SECTION 3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER.

	Purchaser represents and warrants, to and for the benefit of Selling Stockholder, as follows:

	3.1	Acquisition Of Shares.  Purchaser is acquiring the
Shares for its own account and without the intention of making a public distribution thereof.

	3.2	Authority; Binding Nature Of Agreement.  Purchaser has
the right, power and authority to enter into and perform its obligations under this Agreement; the execution, delivery and performance of this Agreement by Purchaser has been duly authorized by all necessary action on the part of Purchaser and its Board of Directors; and this Agreement will constitute the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

SECTION 4.	PRE-CLOSING COVENANTS OF RMMI AND SELLING STOCKHOLDER.

	4.1	Access And Investigation.  RMMI and Selling Stockholder
shall ensure that, at all times during the Pre-Closing Period:

		(a)	RMMI and its representatives provide Purchaser and
its representatives with free and complete access to RMMI's representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to RMMI;

		(b)	RMMI and its representatives provide Purchaser and
its Representatives with such copies of existing books, records, tax returns, work papers and other documents and information relating to RMMI as Purchaser may request in good faith; and

		(c)	RMMI and its representatives compile and provide
Purchaser and its representatives with such additional financial, operating and other data and information regarding RMMI as Purchaser may request in good faith.

	4.2	Operation Of Business.  RMMI and Selling Stockholder
shall ensure that during the Pre-Closing Period, Purchaser will be kept fully advised of all significant developments in the business, operations and financial affairs of RMMI and shall not take any action to which Purchaser may reasonably object. In addition, without limitation of the generality of the foregoing, RMMI and Selling Stockholder shall ensure that during the Pre-Closing Period, other than transactions to which Purchaser gives its prior written consent:

		(a)	Selling Stockholder does not directly or
indirectly sell or otherwise transfer, or offer, agree or commit (in writing or otherwise) to sell or otherwise transfer, any of the Shares or any interest in or right relating to any of the Shares (except to StorageTek pursuant to exercise of StorageTek's right of first refusal pursuant to the Stockholders' Agreement to purchase the Shares on the terms and conditions set forth herein);

		(b)	Selling Stockholder does not permit, and does not
offer, agree or commit (in writing or otherwise) to permit, any of the Shares to become subject, directly or indirectly, to any Encumbrance;

		(c)	RMMI conducts its operations exclusively in the
Ordinary Course of Business and in the same manner as such operations have been conducted prior to the date of this Agreement;

		(d)	RMMI does not declare, accrue, set aside or pay
any dividend or make any other distribution in respect of any shares of capital stock, and does not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

		(e)	RMMI does not sell or otherwise issue any shares
of capital stock or any other securities;

		(f)	RMMI does not amend its certificate of
incorporation or bylaws, and does not effect or become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

		(g)	RMMI does not agree, commit or offer (in writing
or otherwise), and does not attempt, to take any of the actions described in clauses (d) through (f) of this Section 4.2.

	4.3	Notification.

		During the Pre-Closing Period, RMMI and Selling Stockholder shall promptly notify Purchaser of any event, occurrence or condition that would either (i) constitute a breach of this Agreement or (ii) have a material adverse effect on the business of RMMI or the transactions contemplated hereunder.

	4.4	Compliance With Stockholder's Agreement.  Seller shall
comply with the terms of the Stockholders' Agreement.

SECTION 5.	ASSIGNMENT AND ASSUMPTION OF AGREEMENTS.

	5.1	At the Closing, subject to the consent condition
referred to below, Selling Stockholder shall assign and Purchaser shall assume the rights and obligations of Selling Stockholder under the following agreements which were entered into in connection with the formation of RMMI:

		(a)	The Asset Transfer Agreement by and among Selling
Stockholder, StorageTek and RMMI dated August 19, 1992;

		(b)	The Stockholders' Agreement by and among Selling
Stockholder, StorageTek and RMMI dated August 19, 1992;

		(c)	The Technology License Option Agreement by and
between Selling Stockholder and StorageTek dated August 19, 1992;

		(d)	The Technology Cross License Agreement by and
between Selling Stockholder and RMMI dated August 19, 1992; and

		(e)	The Non-Competition and Confidentiality Agreement
by and among StorageTek, Selling Stockholder and RMMI dated
August 19, 1992.

	Selling Stockholder shall cause RMMI to take any necessary actions to effect the foregoing assignments, and shall endeavor to obtain the consent of StorageTek to such assignments. The assignment of agreements identified in items (a) through (c) shall be made only with the consent of StorageTek. In the case of the agreements identified in items (d) and (e), if the consent of StorageTek is not obtained, then if requested by Purchaser, Selling Stockholder shall cause RMMI to make the assignment in any event. During the Pre-Closing Period, neither Selling Stockholder nor RMMI shall agree to any amendment of or waiver under the foregoing agreements without the prior written consent of Purchaser.

SECTION 6.	CONDITIONS PRECEDENT.

	6.1	Obligation To Close.

		(a)	The purchase and sale of the Shares shall be
subject to the conditions that (i) the StorageTek right of first refusal with respect to the Shares shall have been waived or the 60 day offer period shall have expired without exercise by StorageTek and (ii) the closing under the Acquisition Agreement shall occur simultaneously with the Closing hereunder.

		(b)	Purchaser's obligation to purchase the Shares
shall be subject to the condition that Selling Stockholder shall have delivered the Closing Certificate specified in Section
1.3(b)(ii).

SECTION 7.	INDEMNIFICATION.

	In the event that the Shares are purchased by StorageTek pursuant to the exercise of its right of first refusal under the Stockholders' Agreement on the terms and conditions set forth herein, then Selling Stockholder shall indemnify and hold harmless StorageTek as and to the same extent that Selling Stockholder indemnifies and holds harmless Purchaser under
Section 11.02 of the Acquisition Agreement (such indemnity to apply to representations and warranties of Seller under the Acquisition Agreement insofar as they relate to RMMI), and subject to deductibles and maximums prorated based on the ratio of the Purchase Price hereunder to that under the Acquisition Agreement.

SECTION 8.	MISCELLANEOUS PROVISIONS.

	8.1	Further Assurances.  Each party hereto shall execute
and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated hereby.

	8.2	Notices.  Any notice or other communication required or
permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by telecopier) (i) if to Purchaser or Selling Stockholder, to the address or telecopier number set forth beneath the name of such party in Section 13.01 of the Acquisition Agreement (or to such other address or telecopier number as such party shall have specified pursuant to the terms thereto), or (ii) if to RMMI, to the principal place of business of RMMI addressed to the attention of the Chief Executive
Officer.

	8.3	Headings.  The underlined headings contained in this
Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

	8.4	Counterparts.  This Agreement may be executed in
several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

	8.5	Governing Law; Arbitration.  This Agreement shall be
construed in accordance with, and governed in all respects by, the internal laws of the Commonwealth of Massachusetts (without giving effect to principles of conflicts of laws). Any and all disputes or controversies whether of law or fact of any nature whatsoever arising from or respecting this Agreement shall be decided by arbitration by Judicial Arbitration Mediation
Services, Inc. in accordance with the provisions of Section 13.09 of the Acquisition Agreement.

	8.6	Assignment.  This Agreement may not be assigned by
either Purchaser or Selling Stockholder without the prior written consent of the other party; provided, however, that Purchaser may assign its rights hereunder to a wholly-owned subsidiary or in connection with the sale of all or substantially all of the assets of its business to which its ownership of Shares relates.

	8.7	Remedies Cumulative; Specific Performance.  The rights
and remedies of the parties hereto shall be cumulative (and not alternative). The parties each individually agree and acknowledge that its violation or breach of, or default under, or its threatened violation or reach of, or default under, any of the provisions of this Agreement will cause irreparable damage to the other party, and that the other party will have no adequate remedy at law for such violation, breach or default or such threatened violation, breach or default. Accordingly, each party hereto agrees that the non-violating party shall be entitled as a matter of right to an injunction, specific performance, or other appropriate equitable relief from any court of competent jurisdiction, restraining any further violation of such provision or affirmatively compelling such offender to carry out its obligations hereunder. Such right to equitable relief shall be cumulative and in addition to whatever remedies the non-violating party may have at law or in equity.

	8.8	Waiver.

		(a)	No failure on the part of any Person to exercise
any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

		(b)	No Person shall be deemed to have waived any claim
arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

	8.9	Amendments.  This Agreement may not be amended,
modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Purchaser and Selling Stockholder.

	8.10	Severability.  In the event that any provision of this
Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

	8.11	Parties In Interest.  None of the provisions of this
Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

	8.12	Entire Agreement.  This Agreement, the Acquisition
Agreement and the Ancillary Agreements (as defined therein) set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

	8.13	Construction.  The parties hereto agree that any rule
of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."



	8.14	Termination.  This Agreement shall terminate and be of
no further force or effect:

		(i)	immediately upon the termination of the
Acquisition Agreement or the occurrence of the Closing thereunder; or

		(ii)	immediately upon the closing of a purchase of the
Shares by StorageTek pursuant to exercise of its right of first refusal under the Stockholders' Agreement on the terms and conditions set forth herein.



	The parties hereto have caused this Agreement to be executed and delivered as of July 18, 1994.

	"PURCHASER":				QUANTUM CORPORATION,

							By: /s/ WILLIAM J. MILLER
								Chairman of the Board and
								  Chief Executive Officer


	"RMMI":					ROCKY MOUNTAIN MAGNETICS, INC.,

							By: /s/ CHARLES F. CHRIST
								Chairman of the Board


	"SELLING STOCKHOLDER":			DIGITAL EQUIPMENT CORPORATION



							By: /s/ CHARLES F. CHRIST
								VP, Components Division

	EXHIBIT A

	CERTAIN DEFINITIONS

		For purposes of the Agreement (including this Exhibit A):

	Acquisition Transaction. "Acquisition Transaction" shall mean any transaction involving:

		(a)	the sale or other disposition of all or any
portion of RMMI's business or assets (other than in the Ordinary
Course of Business);

		(b)	the issuance, sale or other disposition of (i) any
capital stock of RMMI, (ii) any option, call, warrant or right
(whether or not immediately exercisable) to acquire any capital stock of RMMI, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock of RMMI; or

		(c)	any merger, consolidation, business combination,
share exchange, reorganization or similar transaction involving
RMMI.

	Closing.  "Closing" shall have the meaning specified in
Section 1.3(a) of the Agreement.

	Closing Certificate. "Closing Certificate" shall have the meaning specified in Section 1.3(b)(ii) of the Agreement.

	Closing Date. "Closing Date" shall have the meaning specified in Section 1.3(a) of the Agreement.

	Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

	Liability. "Liability" shall mean any debt, obligation, duty or obligation of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

	Ordinary Course Of Business. An action taken by or on behalf of RMMI shall not be deemed to have been taken in the "Ordinary Course of Business" unless:

		(a)	such action is recurring in nature, is consistent
with RMMI's past practices and is taken in the ordinary course of RMMI's normal day-to-day operations;

		(b)	such action is taken in accordance with sound and
prudent business practices;

	Person.  "Person" shall mean any individual or Entity.

	Pre-Closing Period. "Pre-Closing Period" shall mean the period commencing as of the date of the Agreement and ending on the Closing Date.

	Purchase Price. "Purchase Price" shall have the meaning specified in Section 1.2 of the Agreement.

	Purchaser.  "Purchaser" shall mean Quantum Corporation, a
Delaware corporation.

	Shares. "Shares" shall have the meaning specified in Recital "1" to the Agreement.